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                             May 20, 2020

       Peter Kuo
       Chief Executive Officer
       PTK Acquisition Corp.
       4601 Wilshire Boulevard, Suite 240
       Los Angeles, California 90010

                                                        Re: PTK Acquisition
Corp.
                                                            Amendment to Draft
Registration Statement on Form S-1
                                                            Filed May 5, 2020
                                                            CIK 0001797099

       Dear Mr. Kuo:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement filed on May 5, 2020

       General

   1.                                                   We reissue comment 1.
The agreement states "[w]e are pleased to hereby accept the offer you have made to
purchase up to an aggregate of 1,000,000 Shares, consisting of the IPO
                                                        Shares and a number of
shares equal to the difference between 1,000,000 and the number of IPO Shares actually
purchased in the IPO...." In light of the broad definition of offer which includes, among
other things, "every attempt or offer to dispose of" and
                                                        "solicitation of an
offer to buy" a security, please explain, in detail, the facts and circumstances leading
to the expression of Primerose's intention to purchase shares in the
                                                        IPO. Alternatively,
please tell us the exemption upon which you are relying for the
 Peter Kuo
PTK Acquisition Corp.
May 20, 2020
Page 2
      offer of the securities and why you do not consider this agreement to be a sale under section 2(a)(3) of the Securities Act of 1933.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Kuo
                                                           Division of
Corporation Finance
Comapany NamePTK Acquisition Corp.
                                                           Office of Real
Estate & Construction
May 20, 2020 Page 2
cc:       Daniel J. Espinoza
FirstName LastName